UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                                 Corgentech Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   21872P 50 1
                                 (CUSIP Number)

                                 Nathalie Auber
                               Sofinnova Ventures
                                140 Geary Street
                             San Francisco, CA 94108
                                 (415) 228-3393


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 15, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21872P 50 1         13D                                   Page 2 of 30
------------ -------------------------------------------------------------------
             NAME OF REPORTING
1            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Sofinnova Venture Partners V, L.P. ("SVP V")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------ -------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   1,225,507   shares,   except  that  Sofinnova
                                   Management  V, L.L.C.  ("SM V"),  the general
                                   partner  of SVP V, may be deemed to have sole
                                   voting   power,   and   Michael   F.   Powell
                                  ("Powell"),  Alain L. Azan ("Azan") and James
     NUMBER                        I. Healy, M.D., Ph.D. ("Healy"), the managing
       OF                          members of SM V, may be deemed to have shared
     SHARES                        power to vote these shares.
  BENEFICIALLY          -------- -----------------------------------------------
 OWNED BY EACH              6      SHARED VOTING POWER
    REPORTING                      See response to row 5.
     PERSON             -------- -----------------------------------------------
      WITH                  7      SOLE DISPOSITIVE POWER
                                   1,225,507  shares,  except  that  SM  V,  the
                                   general  partner  of SVP V, may be  deemed to
                                   have sole dispositive power and Powell,  Azan
                                   and Healy,  the managing members of SM V, may
                                   be deemed to have shared  power to dispose of
                                   these shares.
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   See response to row 7.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,225,507 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                   [_]
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.09%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             PN
------------ -------------------------------------------------------------------
CUSIP NO. 21872P 50 1         13D                                   Page 3 of 30
------------ -------------------------------------------------------------------
             NAME OF REPORTING
1            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Sofinnova Venture Affiliates V, L.P. ("SVA V")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------ -------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   37,760 shares,  except that SM V, the general
                                   partner  of SVA V, may be deemed to have sole
                                   voting power, and Powell, Azan and Healy, the
                                   managing  members  of SM V, may be  deemed to
                                   have shared power to vote these shares.
     NUMBER             -------- -----------------------------------------------
       OF                   6      SHARED VOTING POWER
     SHARES                        See response to row 5.
  BENEFICIALLY          -------- -----------------------------------------------
 OWNED BY EACH              7      SOLE DISPOSITIVE POWER
    REPORTING                      37,760 shares,  except that SM V, the general
     PERSON                        partner  of SVA V, may be deemed to have sole
      WITH                         dispositive  power,  and  Powell,   Azan  and
                                   Healy,  the managing  members of SM V, may be
                                   deemed to have  shared  power to  dispose  of
                                   these shares.
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   See response to row 7.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             37,760 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                   [_]
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0.19%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             PN
------------ -------------------------------------------------------------------
CUSIP NO. 21872P 50 1         13D                                   Page 4 of 30
------------ -------------------------------------------------------------------
1            NAME OF REPORTING
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Sofinnova Venture Principals V, L.P. ("SVPr V")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------ -------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   18,753 shares,  except that SM V, the general
                                   partner of SVPr V, may be deemed to have sole
                                   voting power, and Powell, Azan and Healy, the
                                   managing  members  of SM V, may be  deemed to
                                   have shared power to vote these shares.
     NUMBER             -------- -----------------------------------------------
       OF                   6      SHARED VOTING POWER
     SHARES                        See response to row 5.
  BENEFICIALLY
 OWNED BY EACH          -------- -----------------------------------------------
    REPORTING               7      SOLE DISPOSITIVE POWER
     PERSON                        18,753 shares,  except that SM V, the general
      WITH                         partner of SVPr V, may be deemed to have sole
                                   dispositive  power,  and  Powell,   Azan  and
                                   Healy,  the managing  members of SM V, may be
                                   deemed to have  shared  power to  dispose  of
                                   these shares.
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   See response to row 7.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,753 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                              [_]
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0.09%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             PN
------------ -------------------------------------------------------------------
CUSIP NO. 21872P 50 1         13D                                   Page 5 of 30
------------ -------------------------------------------------------------------
1            NAME OF REPORTING
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Sofinnova Management V, L.L.C. ("SM V")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------ -------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   1,282,020  shares,  of which 1,225,507 shares
                                   are owned  directly by SVP V,  37,760  shares
                                   are owned directly by SVA V and 18,753 shares
                                   are  owned  directly  by SVPr  V.  SM V,  the
                                   general  partner  of SVP V, SVA V and SVPr V,
                                   may be deemed to have sole voting power,  and
                                   Powell,  Azan and Healy, the managing members
                                   of SM V, may be deemed to have  shared  power
                                   to vote these shares.
                        -------- -----------------------------------------------
     NUMBER                 6      SHARED VOTING POWER
       OF                          See response to row 5.
     SHARES
  BENEFICIALLY
 OWNED BY EACH
    REPORTING           -------- -----------------------------------------------
     PERSON                 7      SOLE DISPOSITIVE POWER
     WITH                          1,282,020  shares,  of which 1,225,507 shares
                                   are owned  directly by SVP V,  37,760  shares
                                   are owned directly by SVA V and 18,753 shares
                                   are  owned  directly  by SVPr  V.  SM V,  the
                                   general  partner  of SVP V, SVA V and SVPr V,
                                   may be deemed to have sole dispositive power,
                                   and  Powell,  Azan and  Healy,  the  managing
                                   members of SM V, may be deemed to have shared
                                   power to dispose of these shares.
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   See response to row 7.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,282,020 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                   [_]
------------ -------------------------------------------------------------------

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.37%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             OO
------------ -------------------------------------------------------------------

CUSIP NO. 21872P 50 1         13D                                   Page 6 of 30
------------ -------------------------------------------------------------------
1            NAME OF REPORTING
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Michael F. Powell ("Powell")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
------------ -------------------------------------------------------------------
                            5      SOLE  VOTING  POWER
                                   50,258  shares  (50,000  shares  issuable  to
                                   Powell   pursuant  to   outstanding   options
                                   exercisable  within 60 days of  December  15,
                                   2005).
                        -------- -----------------------------------------------
     NUMBER                 6      SHARED  VOTING  POWER
       OF                          1,282,020  shares,  of which 1,225,507 shares
     SHARES                        are owned  directly by SVP V,  37,760  shares
  BENEFICIALLY                     are owned directly by SVA V and 18,753 shares
 OWNED BY EACH                     are  owned  directly  by  SVPr V. SM V is the
    REPORTING                      general  partner  of SVP V, SVA V and SVPr V,
     PERSON                        and Powell, a managing member of SM V, may be
      WITH                         deemed  to have  shared  power to vote  these
                                   shares.
                        -------- -----------------------------------------------
                            7      SOLE  DISPOSITIVE  POWER
                                   258 shares shares (50,000 shares  issuable to
                                   Powell   pursuant  to   outstanding   options
                                   exercisable  within 60 days of  December  15,
                                   2005).
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   1,282,020  shares,  of which 1,225,507 shares
                                   are owned  directly by SVP V,  37,760  shares
                                   are owned directly by SVA V and 18,753 shares
                                   are  owned  directly  by  SVPr V. SM V is the
                                   general  partner  of SVP V, SVA V and SVPr V,
                                   and Powell, a managing member of SM V, may be
                                   deemed to have  shared  power to  dispose  of
                                   these shares.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,332,278 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                            [_]
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.62%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------
CUSIP NO. 21872P 50 1         13D                                   Page 7 of 30
------------ -------------------------------------------------------------------
1            NAME OF REPORTING
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Alain L. Azan ("Azan")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
------------ -------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   0 shares.
                        -------- -----------------------------------------------
     NUMBER                 6      SHARED  VOTING  POWER  1,282,020  shares,  of
       OF                          which 1,225,507  shares are owned directly by
     SHARES                        SVP V,  37,760  shares are owned  directly by
  BENEFICIALLY                     SVA V and 18,753 shares are owned directly by
 OWNED BY EACH                     SVPr V. SM V is the general partner of SVP V,
    REPORTING                      SVA V and SVPr V, and Azan, a managing member
     PERSON                        of SM V, may be deemed to have  shared  power
      WITH                         to vote these shares.
                        -------- -----------------------------------------------
                            7      SOLE DISPOSITIVE POWER
                                   0 shares.
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER 1,282,020 shares, of
                                   which 1,225,507  shares are owned directly by
                                   SVP V,  37,760  shares are owned  directly by
                                   SVA V and 18,753 shares are owned directly by
                                   SVPr V. SM V is the general partner of SVP V,
                                   SVA V and SVPr V, and Azan, a managing member
                                   of SM V, may be deemed to have  shared  power
                                   to dispose of these shares.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,282,020 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                   [_]
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.37%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------
CUSIP NO. 21872P 50 1         13D                                   Page 8 of 30
------------ -------------------------------------------------------------------
1            NAME OF REPORTING
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             James I. Healy, M.D., Ph.D. ("Healy")
                      Tax ID Number:
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]     (b)[X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
------------ -------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   0 shares.
                        -------- -----------------------------------------------
                            6      SHARED  VOTING  POWER  1,282,020  shares,  of
      NUMBER                       which 1,225,507  shares are owned directly by
        OF                         SVP V,  37,760  shares are owned  directly by
      SHARES                       SVA V and 18,753 shares are owned directly by
   BENEFICIALLY                    SVPr V. SM V is the general partner of SVP V,
  OWNED BY EACH                    SVA V and  SVPr  V,  and  Healy,  a  managing
     REPORTING                     member of SM V, may be deemed to have  shared
      PERSON                       power to vote these shares.
       WITH             -------- -----------------------------------------------
                            7      SOLE DISPOSITIVE POWER
                                   0 shares.
                        -------- -----------------------------------------------
                            8      SHARED DISPOSITIVE POWER 1,282,020 shares, of
                                   which 1,225,507  shares are owned directly by
                                   SVP V,  37,760  shares are owned  directly by
                                   SVA V and 18,753 shares are owned directly by
                                   SVPr V. SM V is the general partner of SVP V,
                                   SVA V and  SVPr  V,  and  Healy,  a  managing
                                   member of SM V, may be deemed to have  shared
                                   power to dispose of these shares.
------------------------------------ -------- ----------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,282,020 shares.
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                   [_]
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.37%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------

     This Schedule is being filed by Sofinnova Venture Partners V, LP and related entities and relates to an Agreement and Plan of Merger among Corgentech Inc., Element Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Corgentech ("Acquisition Sub"), AlgoRx Pharmaceuticals, Inc., a Delaware corporation ("AlgoRx"), and Joseph Marr, as representative for the AlgoRx stockholders, dated as of September 23, 2005 (the "Merger Agreement") pursuant to which on December 15, 2005
     Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of Corgentech (the "Merger"). Each share of AlgoRx capital stock was converted into the right to receive shares of common stock of Corgentech.

Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is common stock, par value $0.001, of Corgentech Inc. ("Corgentech"). The principal executive offices of Corgentech are located at 650 Gateway Boulevard, South San Francisco, California 94080.

Item 2.  Identity and Background

(a)  Name:

          This Statement is filed by Sofinnova Venture Partners V, L.P, a Delaware limited partnership ("SVP V"), Sofinnova Venture Affiliates V, L.P., a Delaware limited partnership ("SVA V"), Sofinnova Venture Principals V, L.P., a Delaware limited partnership ("SVPr V"), Sofinnova Management IV, L.L.C., a Delaware limited liability company ("SM V"), Michael F. Powell ("Powell"), Alain L. Azan ("Azan") and James I. Healy, M.D., Ph.D. ("Healy"), the managing members of SM V. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

          SM V, the general partner of SVP V, SVA V and SVPr V, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by SVP V, SVA V and SVPr V. Powell, Azan and Healy are managing members of SM V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by SVP V, SVA V and SVPr V.


(b)  Residence or business address:

         The address for each of the Reporting Persons is:

                  Sofinnova Ventures Inc.
                  140 Geary Street, 10th Floor
                  San Francisco, California  94108

(c) SM V is the general partner of SVP V, SVA V and SVPr V. Sofinnova is a venture capital firm. Powell, Azan and Healy are the managing members of SM V.

(d) None of the entities or persons listed above ("Reporting Persons"), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.

          SVP V, SVA V and SVPr V, are Delaware limited partnerships. SM V is a Delaware limited liability company. Powell, Azan and Healy are United States citizens

Item 3.  Source and Amount of Funds or Other Consideration

     SVP V and related entities previously purchased 1,119,665 shares of AlgoRx capital stock from AlgoRx prior to the effectiveness of the Merger on December 15, 2005 (the "Previously Purchased AlgoRx Shares"). The source of the funds for the Previously Purchased AlgoRx Shares was working capital.

     Pursuant to the Merger Agreement, on December 15, 2005 Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of Corgentech. Each share of AlgoRx capital stock, including the Previously Purchased AlgoRx shares, was converted into the right to receive shares of common stock of Corgentech.

Item 4.  Purpose of Transaction

     (a) - (j) The Merger Agreement provided for the acquisition by Corgentech of all of the outstanding capital stock of AlgoRx through a merger of Acquisition Sub with and into AlgoRx, as a result of which AlgoRx became a wholly-owned subsidiary of Corgentech. On the effective date of the merger, December 15, 2005, Corgentech effected a 1-for-4 reverse stock-split. Under the rules and regulations of The NASDAQ Stock Market Inc., the acquisition of AlgoRx by Corgentech was deemed to be a "reverse" merger. Therefore, Corgentech's common stock, symbol "CGTK," was delisted from the NASDAQ National Market. Corgentech's common stock was relisted on the NASDAQ National Market prior to the open of market on December 16, 2005 under the symbol "CGTKD" and will trade under such symbol for 20 days, after which it will return to the symbol "CGTK". The shares acquired by InterWest Partners VIII, LP and related entities in the Merger were acquired solely for investment purposes.

     Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Corgentech or its subsidiaries, or other transactions which might have the effect of causing Corgentech's common stock to cease to be listed on the NASDAQ National Market or causing the common stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Corgentech from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D -- see Exhibit 2.1.

Item 5. Interest in Securities of the Issuer

(a) - (b)

See Rows 5-9 and 11 of the cover page for each Reporting Person.

(c) SVP V and related entities previously purchased shares of Corgentech capital stock on the open market within the last sixty days as set forth below. The source of the funds was working capital.

                                        Date          Shares     Price per share

Sofinnova Venture Partners V, L.P.
                                     12/7/2005         34,215         2.38
                                     12/9/2005         29,327         2.36
                                    12/12/2005         19,551         2.44
                                    12/14/2005         13,881         2.39
                                    12/15/2005          5,670         2.40
                                                --------------


Sofinnova Venture Affiliates V, L.P.
                                     12/7/2005         273.00         2.38
                                     12/9/2005         234.00         2.36
                                    12/12/2005         156.00         2.44
                                    12/14/2005         111.00         2.39
                                    12/15/2005          45.00         2.40
                                                --------------


Sofinnova Venture Principals V, LP
                                     12/7/2005         512.00         2.38
                                     12/9/2005         439.00         2.36
                                    12/12/2005         293.00         2.44
                                    12/14/2005         208.00         2.39
                                    12/15/2005          85.00         2.40
                                                --------------

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Certain of AlgoRx's directors, executive officers and stockholders, including SVP V and related entities, and Powell, have entered into lock-up agreements pursuant to which they agreed, as AlgoRx stockholders or designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan entitled to receive shares of Corgentech common stock pursuant to the Merger, not to sell, transfer, hedge or perform similar transactions with respect to Corgentech's common stock beneficially owned by them for 90 days following the consummation of the Merger, except in limited circumstances (the "AlgoRx Lock-up Agreements").

     Pursuant to the Merger Agreement, Corgentech entered into an Escrow Agreement with Mellon Investor Services and Joseph Marr, as representative of the AlgoRx stockholders, on December 15, 2005 (the "Escrow Agreement"), pursuant to which, at the effective time of the Merger, approximately 5% of the aggregate number of shares of Corgentech common stock issued pursuant to the Merger Agreement was placed in an escrow account. The shares were placed in the escrow account to satisfy the indemnification obligations of the AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan (the "Escrow Accountholders") pursuant to the Merger Agreement. The Escrow Accountholders will have voting rights with respect to their shares of Corgentech common stock held in escrow and the exchange agent will distribute any cash dividends or other distributions to such Escrow Accountholders. Except in certain circumstances, six months after the effective time of the merger, when the representations and warranties in the merger agreement have terminated, the exchange agent will follow the procedures in the Merger Agreement and Escrow Agreement to release the shares in the escrow account, unless Corgentech has delivered a claim for indemnification.

     In connection with the Merger and his election to the board of directors of Corgentech, Powell received options to purchase 50,000 shares of Corgentech common stock

     The shares in Item 5(a) and 5(b) above include the proportionate interest of each entity in escrow shares deposited with the escrow agent according to the Escrow Agreement.

     The description contained in this Item 6 of the transactions contemplated by the AlgoRx Lock-up Agreements and the Escrow Agreement is qualified in its entirety by reference to the full text of the form of AlgoRx Lock-up Agreement and the Escrow Agreement, copies of which are incorporated by reference in this
Schedule 13D -- see Exhibit 2.2 and 2.3.

     Other than as described in this Schedule 13D (including pursuant to the Merger Agreement, AlgoRx Lock-up Agreements and the Escrow Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Corgentech, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

------------- ------------------------------------------------------------------
 Exhibit No.                        Description
------------- ------------------------------------------------------------------
     2.1           Agreement of Merger,  dated as of September  23, 2005, by and
                   among  Corgentech   Inc.,   Element   Acquisition   Corp.,  a
                   wholly-owned    subsidiary   of   Corgentech   Inc.,   AlgoRx
                   Pharmaceuticals,  Inc. and Joseph Marr,  filed as Exhibit 2.1 to Corgentech Inc.'s  Registration  Statement on Form S-4, as
                   amended  (333-1291777),  originally filed with the Commission on October 21, 2005, and incorporated by reference herein.
------------- ------------------------------------------------------------------
     2.2           Form of AlgoRx Lock-up Agreement
------------- ------------------------------------------------------------------
     2.3           Escrow Agreement, dated as of December 15, 2005, by and among
                   Corgentech Inc., Mellon Investor Services and Joseph Marr.
------------- ------------------------------------------------------------------
     Exhibit       A Agreement of Joint Filing
------------- ------------------------------------------------------------------

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 2005

                        SOFINNOVA VENTURE PARTNERS V, L.P.,
                        a Delaware Limited Partnership
                        By:  Sofinnova Management V, L.L.C.,
                        a Delaware Limited Liability Company
                        Its:  General Partner

                        SOFINNOVA VENTURE AFFILIATES V, L.P.,
                        a Delaware Limited Partnership
                        By:  Sofinnova Management V, L.L.C.,
                        a Delaware Limited Liability Company
                        Its:  General Partner

                        SOFINNOVA VENTURE PRINCIPALS V, L.P.,
                        a Delaware Limited Partnership
                        By:  Sofinnova Management V, L.L.C.,
                        a Delaware Limited Liability Company
                        Its:  General Partner

                        SOFINNOVA MANAGEMENT V, L.L.C.,
                        a Delaware Limited Liability Company

                        By:    /s/ James I. Healy
                           -------------------------------
                           James I. Healy, M.D., Ph.D.
                           Managing Member

                        JAMES I. HEALY, M.D., PH.D.

                        By:    /s/ James I. Healy
                           -------------------------------
                           James I. Healy, M.D., Ph.D.

                        MICHAEL F. POWELL

                        By:    /s/ Michael F. Powell
                           -------------------------------
                           Michael F. Powell

                        ALAIN L. AZAN

                        By:    /s/ Alain L. Azan
                           -------------------------------
                           Alain L. Azan

                                  EXHIBIT INDEX
                                  -------------




                                                                    Found on
                                                                  Sequentially
Exhibit                                                           Numbered Page
-------                                                           -------------

Exhibit A:           Agreement of Joint Filing                         15

Exhibit 2.2:         Form of AlgoRx Lock-up Agreement dated as of
                     September  23,  2005,  executed  by  each of
                     Ronald Burch,  Jeffrey Rona,  Charles Cohen,
                     Carter  Eckert,   Arnold  Oronsky,   Michael
                     Powell and entities  affiliated with each of
                     InterWest Partners VIII,  Sofinnova Ventures
                     and Advent Partners                               16

                     Form of AlgoRx Lock-up Agreement dated as of
                     September  23,  2005,  executed  by  each of
                     Ronald Burch,  Jeffrey Rona,  Charles Cohen,
                     Carter  Eckert,   Arnold  Oronsky,   Michael
                     Powell and entities affiliated with each of InterWest Partners VIII, Sofinnova Ventures and Advent Partners


Exhibit 2.3          Escrow  Agreement,  dated as of December 15,
                     2005, by and among Corgentech  Inc.,  Mellon
                     Investor Services and Joseph Marr.                20

                                    EXHIBIT A
                                    ---------

                            Agreement of Joint Filing
                            -------------------------

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Corgentech Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: December 27, 2005

                                SOFINNOVA VENTURE PARTNERS V, L.P.,
                                a Delaware Limited Partnership
                                By:  Sofinnova Management V, L.L.C.,
                                a Delaware Limited Liability Company
                                Its:  General Partner

                                SOFINNOVA VENTURE AFFILIATES V, L.P.,
                                a Delaware Limited Partnership
                                By:  Sofinnova Management V, L.L.C.,
                                a Delaware Limited Liability Company
                                Its:  General Partner

                                SOFINNOVA VENTURE PRINCIPALS V, L.P.,
                                a Delaware Limited Partnership
                                By:  Sofinnova Management V, L.L.C.,
                                a Delaware Limited Liability Company
                                Its:  General Partner

                                SOFINNOVA MANAGEMENT V, L.L.C.,
                                a Delaware Limited Liability Company

                                By:    /s/ James I. Healy
                                   -----------------------------------
                                   James I. Healy, M.D., Ph.D.
                                   Managing Member

                                JAMES I. HEALY, M.D., PH.D.

                                By:    /s/ James I. Healy
                                   -----------------------------------
                                   James I. Healy, M.D., Ph.D.

                                MICHAEL F. POWELL

                                By:    /s/ Michael F. Powell
                                   -----------------------------------
                                   Michael F. Powell

                                ALAIN L. AZAN

                                By:    /s/ Alain L. Azan
                                   -----------------------------------
                                   Alain L. Azan

                           Exhibit 2.2
                           -----------



                                                              September 23, 2005

Corgentech Inc.
650 Gateway Blvd.
South San Francisco, CA 94080


Ladies and Gentlemen:

The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an "affiliate" of AlgoRx Pharmaceuticals, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of September 23, 2005 (the "Agreement"), among Corgentech, Inc., a Delaware corporation ("Parent"), Element Acquisition Corp., a Delaware corporation ("Merger Sub"), and the Company, at the Effective Time (as defined in the Agreement) the Merger Sub will be merged with and into Company and the Company will become a wholly-owned subsidiary of Parent. As a result of the Merger (as defined in the Agreement), the undersigned will be entitled to receive shares of Common Stock, par value $0.01 per share, of Parent ("Parent Common Stock") as a designated beneficiary under the AlgoRx 2005 Retention Bonus Plan or in exchange for shares of preferred stock or common stock of the Company owned by the undersigned. Pursuant to Section 5.7(c) of the Agreement, in order to induce Parent to enter into the Agreement, AlgoRx has agreed to use its best efforts to cause its officers, directors and affiliates (including affiliated funds), to execute and deliver letter agreements in the form hereof.

The undersigned hereby represents and warrants to, and covenants with, Parent that in the event the undersigned receives any Parent Common Stock in the
Merger:

A. The undersigned shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

B. The undersigned has carefully read this letter and discussed its requirements and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Parent Common Stock, to the extent the undersigned has felt it necessary, with the undersigned's counsel.

C. The undersigned has been advised that the issuance of shares of Parent Common Stock to the undersigned in connection with the Merger is expected to be registered under the Act by a Registration Statement on Form S-4. However, the undersigned has also been advised that because (i) at the time of the Merger's submission for a vote of the stockholders of the Company the undersigned may be deemed an affiliate of the Company, and (ii) the distribution by the undersigned of the Parent Common Stock has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of Parent Common Stock issued to the undersigned in the Merger unless (a) such sale, transfer or other disposition has been registered under the Act, (b) such sale, transfer or other disposition is made in conformity with the volume and other applicable limitations imposed by Rule 145 under the Act, or (c) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

D. The undersigned understands that Parent will be under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by the undersigned or on the undersigned's behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

E. The undersigned will not, without the prior written consent of Parent, during the period commencing on the date hereof and ending ninety (90) days after such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the Parent Common Stock (or other securities of Parent), or (ii) enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Parent Common Stock (or other securities) held by the undersigned, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Parent Common Stock or other such securities, in cash or otherwise; provided, however, that the undersigned may, without the prior written consent of Parent, sell any of the Parent Common Stock in order to meet the undersigned's federal and state income tax liabilities in connection with the undersigned receipt of any Parent Common Stock pursuant to the Agreement. Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Parent Common Stock without the prior written consent of Parent, provided that (1) Parent receives a signed agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be,
     (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the Securities Exchange Commission, or otherwise and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers: (x) as a bona fide gift or gifts; or (y) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned. For purposes of this letter agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

F.   The  undersigned   understands  that  that  there  may  be  placed  on  the
     certificates for the Parent Common Stock issued to the undersigned, or any substitutions therefor, a legend stating in substance:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AFFILIATE AGREEMENT DATED SEPTEMBER 23, 2005, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CORGENTECH, INC."

It is understood and agreed that the legend set forth in paragraph F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to Parent (i) a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Parent to the effect that such legend is not required for purposes of the Act or (ii) reasonably satisfactory evidence or representations that the shares represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145.

It is understood and agreed that the legend referred to above will be removed if
(i) one year shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, or (ii) two years shall have elapsed from the date the undersigned acquired the Parent Company Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned.

Execution of this letter should not be considered an admission by the undersigned that the undersigned is an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is an affiliate on or after the date of this letter.

                                                     Very truly yours,


                                                     ---------------------------
                                                     [Print Name]

Acknowledged this ___ day of _________, 2005.

CORGENTECH, INC.



By:
Name:
Title:


               SIGNATURE PAGE TO ALGORX MARKET STAND-OFF AGREEMENT

                                                                     Exhibit 2.3

                                ESCROW AGREEMENT
                                ----------------


     THIS ESCROW AGREEMENT (this "Agreement") is entered into as of December 15, 2005, by and among Corgentech, Inc., a Delaware corporation ("Corgentech"), Mellon Investor Services, as Escrow Agent ("Escrow Agent") and Joseph Marr, as Stockholder Representative ("Representative") of the Participating Stockholders.

                                    RECITALS

     A. Corgentech, AlgoRx Pharmaceuticals, Inc., a Delaware corporation ("AlgoRx") and Element Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corgentech ("Merger Sub"), have entered into an Agreement and Plan of Merger dated as of September 23, 2005 (the "Merger Agreement") pursuant to which Merger Sub will merge (the "Merger") with and into AlgoRx, with AlgoRx to be the surviving corporation of the Merger. Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given them in the Merger Agreement.

     B. Section 1.7 of the Merger Agreement provides that at the Closing Date, Corgentech will deposit in escrow (such deposit constituting the "Escrow Fund") that certain number of shares of Corgentech Common Stock equal to five percent (5%) of the Total Merger Consideration (the "Escrow Shares"). Each Participating Stockholder's Pro Rata Share of the Escrow Fund shall be withheld from the Participating Stockholder.

     C. The parties to this Agreement desire to establish the terms and conditions pursuant to which the Escrow Shares will be deposited, held in, and disbursed from the Escrow Fund.

     NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

     1. Escrow Fund. The Escrow Agent agrees to: (a) accept delivery of the Escrow Shares; and (b) hold such Escrow Shares in escrow as part of the Escrow Fund, all subject to the terms and conditions of this Agreement and Article VIII of the Merger Agreement (which Article VIII is attached to this Agreement as Appendix I and incorporated by reference into this Agreement) (collectively, the "Escrow Provisions").

     2. Deposit of Escrow Shares: Release from Escrow.

          (a) Delivery of Escrow Shares. On the Closing Date, the Escrow Shares will be deposited by Corgentech on behalf of the Participating Stockholders with the Escrow Agent.

          (b) Participating Stockholders' Accounts. The Escrow Agent will maintain for each Participating Stockholder an accounting record (each Participating Stockholder's "Account") specifying the portion of the Escrow Shares held for the record of each Participating Stockholder pursuant to
     Section  1.7 of the Merger  Agreement.  All Escrow  Shares  received  under
     Section 2(a) of this Agreement will be allocated to each Participating Stockholder's Account in accordance with such Participating Stockholder's Pro Rata Share of the Escrow Fund as set forth on Appendix II.

          (c) Dividends; Voting; Rights of Ownership. The Escrow Agent will promptly distribute to the Participating Stockholders any cash dividends or other distributions of any kind made in respect of the Escrow Shares. Each Participating Stockholder will have voting rights with respect to his, her or its Pro Rata Share of the Escrow Shares so long as such Escrow Shares are held in escrow, and Corgentech will take all reasonable steps necessary to allow the exercise of such rights. While the Escrow Shares remain in the Escrow Agent's possession pursuant to this Agreement and the Merger Agreement, the Participating Stockholders will retain and will be able to exercise all other incidents of ownership of said Escrow Shares which are not inconsistent with the terms and conditions of this Agreement and the Merger Agreement. The beneficial owners of the Escrow Shares shall be wholly responsible for any and all taxes incurred and payable on the Escrow Shares.

          (d) Release. The Escrow Shares will be held by the Escrow Agent until required to be released to the Participating Stockholders pursuant to
     Section 8.1 of the Merger Agreement, unless previously released to Corgentech pursuant to Sections 8.2 and 8.3 of the Merger Agreement. Within ten (10) business days after the applicable release condition is met, Corgentech and the Representative will deliver to the Escrow Agent a written notice identifying the portion of the Escrow Shares to be released and cash to be paid in lieu of fractional shares with respect to each Participating Stockholder. As soon as practicable after receipt of this written notice, the Escrow Agent will deliver to each Participating Stockholder the Escrow Shares to be released. Escrow Shares will be in the form of stock certificate(s) issued in the name of such Participating Stockholder. Escrow Shares will be released and cash in lieu of fraction shares will be paid to the respective Participating Stockholders in accordance with their respective Accounts. Corgentech will take such action as may be necessary to cause such certificates to be issued in the names of the appropriate Participating Stockholders. Cash will be paid in lieu of fractions of Escrow Shares. Within ten (10) business days after the written notice described above, Corgentech will deposit with the Escrow Agent sufficient funds to pay such cash amounts for fractional shares.

          (e) No Encumbrance. No Escrow Shares or any beneficial interest in the Escrow Shares may be pledged, sold, assigned or transferred, including by operation of law, by a Participating Stockholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of a Participating Stockholder, prior to the delivery to such Participating Stockholder of such Participating Stockholder's portion of the Escrow Shares by the Escrow Agent.

          (f) Tax Reporting. The parties hereto agree that the Participating Stockholders shall be treated for all tax purposes as the owners of their Pro Rata Share of the Escrow Fund as indicated on Appendix II hereto. Within thirty (30) days of the date hereof, the Representative shall furnish to the Escrow Agent Internal Revenue Service Forms W-9 or Forms W-8BEN for the Participating Stockholders. The parties agree that the interest and other earnings attributable to the Escrow Shares shall be treated for U.S. tax purposes as income of the Participating Stockholders in the respective proportions indicated on Appendix II hereto.

     3. Limitation of the Escrow Agent's Liability.

          (a) The Escrow Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction, except its own willful misconduct, bad faith or gross negligence. The Escrow Agent will not be responsible for the validity or sufficiency of the Escrow Provisions. In all questions arising under the Escrow Provisions, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent will not be liable to anyone. The Escrow Agent will not be required to take any action under the Escrow Provisions involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it.

          (b) In the event conflicting demands are made or notices are served upon the Escrow Agent with respect to the Escrow Fund, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do either or both of the following: resign so a successor can be appointed pursuant to Section 5 of this Agreement or file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under the Escrow Provisions, and Corgentech will pay the Escrow Agent (subject to reimbursement from the Participating Stockholders pursuant to Section 4) all costs, expenses and reasonable attorney's fees expended or incurred by the Escrow Agent pursuant to the exercise of the Escrow Agent's rights under this Section 3 (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 4 of this Agreement).

          (c) Corgentech and the Participating Stockholders and their successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter. Notwithstanding the foregoing, no indemnity need be paid in the event of the Escrow Agent's gross negligence, bad faith or willful misconduct.

     4. Expenses.

          (a) Escrow Agent. All fees and expenses of the Escrow Agent incurred in performing its responsibilities hereunder will be paid by Corgentech upon receipt of a written invoice by the Escrow Agent.

          (b) Representative. The Representative will not be entitled to receive any compensation from Corgentech or the Participating Stockholders in connection with this Agreement. Any expenses incurred by the Representative will be paid by Corgentech.

     5. Successor Escrow Agent. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity as such, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving written notice to the parties to this Agreement, specifying not less than thirty
(30) days' prior notice of the date when such resignation will take effect. Corgentech will designate a successor Escrow Agent (with the consent of the Representative, which will not be unreasonably withheld) prior to the expiration of such 30-day period by giving written notice to the Escrow Agent and the Representative. Corgentech may appoint a successor Escrow Agent with the consent of the Representative, which will not be unreasonably withheld, provided such proposed Escrow Agent is an independent third party that as part of its ordinary course of business provides similar escrow services to other parties. The Escrow Agent will promptly transfer the Escrow Shares to such designated successor. In the event no successor Escrow Agent is appointed as described in this Section 5, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent.

     6. Limitation of Responsibility. The Escrow Agent's duties are limited to those set forth in the Escrow Provisions and the Escrow Agent may rely upon the written notices delivered to the Escrow Agent under the Escrow Provisions.

     7. Incorporation by Reference of Article VIII. The parties agree that the terms of Article VIII of the Merger Agreement shall be deemed to be incorporated by reference in this Agreement as if such Article had been set forth in its entirety herein. The parties acknowledge that the administration of the Escrow Fund by the Escrow Agent will require reference to both the terms of this Agreement as well as the terms of such Article VIII.

     8. Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

         Corgentech:                        Corgentech, Inc.
                                            650 Gateway Boulevard
                                            South San Francisco, CA 94080
                                            Attention: Patrick Broderick
                                            Fax: 650-624-9600

         With copy to:                      Cooley Godward LLP
                                            3175 Hanover Street
                                            Palo Alto, CA  94304-1130
                                            Attention: Matthew Hemington
                                            Fax: 650-849-7400

         Escrow Agent:                      Mellon Investor Services


                                            Attention:
                                            Fax:

         Representative:                    Joseph Marr
                                            c/o Pacific Rim Ventures Co, Ltd.
                                            Green Plaza 2F
                                            3-7-20
                                            Komazawa, Setagaya-ku Tokyo
                                            JAPAN
                                            phone: 81-3-5779-6752
                                            Fax: 81-3-5779-6753

     (i) 9. Dispute Resolution.

     (ii)

     (iii) (a) Escalation. In the event a dispute arises under this Agreement or the Escrow Provisions, and prior to taking action as provided in Section 9(b) of this Agreement, Corgentech's General Counsel and the Representative (the "Heads") shall attempt to resolve the dispute through good faith negotiations over a reasonable period, not to exceed thirty (30) days following one party's receipt of a notice of dispute from the other party, unless otherwise agreed by the Heads. Such thirty (30) day period shall be deemed to commence on the date the dispute was submitted to the Heads. All negotiations pursuant to this
Section 9(a) shall be confidential, and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

          (b) Arbitration. Any dispute that is not resolved by negotiation and/or escalation pursuant to Section 9(a) shall, upon the submission of a written request by Corgentech or the Representative to the other, be resolved exclusively by binding arbitration in San Francisco, California, before one (1) neutral arbitrator, free of any subject matter conflict and conflict with a party. Any arbitration proceedings shall be conducted in accordance with the Rules of the American Arbitration Association, except to the extent that such rules are inconsistent with this Agreement. The arbitrator shall resolve the dispute in accordance with this Agreement and the substantive laws (without regard to conflict-of-law and choice-of-law principles thereof, and excluding the rules of procedure) of the State of Delaware. The decision of the arbitrator shall be final and shall be fully and irrevocably accepted by the parties. The arbitrator is empowered to award interim and final injunction and equitable relief but, except as expressly set forth in this Agreement, the arbitrator is not empowered to award treble, punitive, exemplary or any other damages in excess of compensatory damages, and each party irrevocably waives any claim to recover such damages. The final award of the arbitrator shall be the sole and exclusive remedy of the parties, and shall be enforceable in any court of competent jurisdiction. The parties agree that they shall share equally the cost of the arbitration filing and hearing fees, and the cost of the arbitrator. Each party shall bear its own attorneys' fees and expert fees and all associated costs and expenses, provided that the arbitrator may award attorneys' fees to the party deemed by the arbitrator to be the party substantially prevailing in the proceeding.

     10. General.

          (a) Governing Laws. It is the intention of the parties hereto that the Laws of the State of Delaware (irrespective of its choice of law principles) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties to this Agreement.

          (b) Binding upon Successors and Assigns. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the permitted successors, executors, heirs, representatives, administrators and assigns of the parties to this Agreement.

          (c) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears on such counterpart and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected in this Agreement as signatories.

          (d) Entire Agreement. Except as set forth in the Merger Agreement, this Agreement, the documents referenced in this Agreement and the exhibits to such documents, constitute the entire understanding and agreement of the parties to this Agreement with respect to the subject matter of this Agreement and of such documents and exhibits and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to such subject matter. The express terms of this Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms of this Agreement.

          (e) Waivers. No waiver by any party to this Agreement of any condition or of any breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

          (f) Amendment. This Agreement may be amended with the written consent of Corgentech, the Escrow Agent and the Representative, provided, however, that if the Escrow Agent does not agree to an amendment agreed upon by Corgentech and the Representative, a successor Escrow Agent may be appointed in accordance with Section 5 of this Agreement.

                     [Signature Page Follows]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written and this Agreement will be effective as to all of the Participating Stockholders when executed by Corgentech, the Escrow Agent and the Representative.



                                CORGENTECH INC.


                                By: /s/ John P. McLaughlin
                                   ----------------------------------
                                       Name:  John P. McLaughlin
                                       Title: Chief Executive Officer


                                ESCROW AGENT:

                                MELLON INVESTOR SERVICES


                                By: /s/ Edward Eismont
                                   ----------------------------------
                                       Name:  Edward Eismont
                                       Title: Event Manager - Corporate Action


                                REPRESENTATIVE:


                                By:  /s/ Joseph Marr
                                   ----------------------------------
                                       Name:  Joseph Marr

                          APPENDIX VIII
                          -------------

                 Article VIII of Merger Agreement
                 --------------------------------

                           APPENDIX II
                           -----------

     Participating Stockholders' Interest in the Escrow Fund
     -------------------------------------------------------

                                                                      Escrow             Percentage
Stockholder Name                                                      Shares              Interest
----------------                                                      ------              --------
InterWest Partners VIII, LP                                           116,150              17.80%
InterWest Investors VIII, LP                                              309               0.05%
InterWest Investors Q VIII, LP                                          1,107               0.17%
JP Morgan Partners (SBIC), LLC                                        104,517              16.02%
JP Morgan Partners Global Investors, LLC                                6,364               0.98%
JP Morgan Partners Global Investors A, LP                                 977               0.15%
JP Morgan Partners Global Investors (Selldown) , L.P.                   2,154               0.33%
JP Morgan Partners Global Investors (Cayman), LP                        3,195               0.49%
JP Morgan Partners Global Investors (Cayman) II, LP                       357               0.05%
Sofinnova Venture Partners V, LP                                       54,720               8.39%
Sofinnova Venture Affiliates V, LP                                      1,800               0.28%
Sofinnova Venture Principals V, LP                                        839               0.13%
Cooley Godward (CG&H Investments)                                         220               0.03%
Advent Healthcare and Life Sciences III Limited Partnership            18,569               2.85%
Advent Healthcare and Life Sciences III-A Limited Partnership          34,822               5.34%
Advent Partners HLS III Limited Partnership                               658               0.10%
Advent Partners II Limited Partnership                                    154               0.02%
S.R. One, Limited                                                      42,589               6.53%
Pacific Rim Aqua Life Science No. 1 Investment Partnership              7,408               1.14%
Pacific Rim Aqua Life Science No. 2 Investment Partnership              8,747               1.34%
Pacific Rim Aqua Life Science No. 3 Investment Partnership              5,013               0.77%
Pacific Rim Aqua Life Science No. 4 Investment Partnership              9,804               1.50%
Pacific Rim Aqua Life Science No. 5 Investment Partnership             11,615               1.78%
Lehman Brothers HealthCare Venture Capital, LP                          7,743               1.19%
Lehman Brothers PA, LLC                                                14,821               2.27%
Lehman Brothers Partnership Account 2002/2001, LP                       6,677               1.02%
Lehman Brothers Offshore Partnership Account 2000/2001, LP              1,731               0.27%
Cogene Biotech Ventures, LP                                            11,615               1.78%
EGS Private Healthcare Partnership II, LP                              14,668               2.25%
EGS Private Healthcare Investors II, LP                                 2,313               0.35%
EGS Private Healthcare Canadian Partners, LP                            2,207               0.34%

                               29

                                                                      Escrow             Percentage
Stockholder Name                                                      Shares              Interest
----------------                                                      ------              --------
EGS Private Healthcare Presidents Fund, LP                                169               0.03%
Hunt Ventures, LP                                                      23,230               3.56%
Piper Jaffray Healthcare Fund IV, LP                                   18,584               2.85%
NIF Ventures Co. Ltd                                                    3,097               0.47%
Investment Enterprise Partnership "NIF 21-One(1)"                      12,389               1.90%
Axiom Venture Partners III, LP                                         13,164               2.02%
Index Ventures II (Jersey) LP                                          13,033               2.00%
Index Ventures II (Delaware) LP                                        23,963               3.67%
Index Ventures II GmbH & Co. KG                                         3,831               0.59%
Index Ventures II Parallel Entrepreneur Fund (Jersey - A) LP              437               0.07%
Index Ventures II Parallel Entrepreneur Fund (Jersey - B) LP              685               0.10%
Index Venture Management SA on behalf of Index Employee Invst. Plan       638               0.10%
WHI Morula Fund, LLC (William Harris Investors)                         2,052               0.31%
HEWM / VLG Investments, LLC (Heller Ehrman)                               387               0.06%
Dr. Michael G. Ehrlich                                                    193               0.03%
Eliot M. Fried                                                            774               0.12%
Burch, Ronald M., M.D., Ph..D                                             441               0.07%
Ronald Burch                                                            15076               2.31%
Jeffrey Rona                                                            11845               1.82%
Anil Dasu                                                                1507               0.23%
Davidson & Koppel Davidson                                                646               0.10%
Steve Engel                                                              2153               0.33%
Patricia Richards                                                        2153               0.33%
Paula Buckley                                                             861               0.13%
Deborah Hopper                                                            646               0.10%
John Minogue                                                              861               0.13%
G. Hewson                                                                 574               0.09%
Dolores Lewis-Wellman                                                     258               0.04%
Nicholas Stones                                                           430               0.07%
John Cavan                                                                861               0.13%
Rita Shah                                                                 287               0.04%
Tammy Miller                                                              430               0.07%
Scott Wollaston                                                           430               0.07%
Pamela Yurasek                                                            287               0.04%
Patrick O'Meara                                                           287               0.04%
Laurie Randazzo                                                           287               0.04%
Crystal Smith                                                             143               0.02%
Melissa Vicente                                                           143               0.02%
Carter Eckert                                                            1076               0.16%
Rosemary Fry                                                              287               0.04%
                                                                     --------- -------------------
                                                                      652,458             100.00%